FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

CIN-L65190GJ1994PLC021012

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other News IIFL’s Enterprising India Investors’ Conference, Trident Hotel, BKC: February 19, 2016

Item 1

OTHER NEWS

Sub: Disclosures under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

Pursuant to the provisions of Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, find the schedule of IIFL’s Enterprising India Investors’ Conference held in Mumbai on February 19, 2016. At this conference, management of the Bank met the investors. A copy of presentation made to the investors/analysts is available on the Bank’s website.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

Item 2

IIFL’s Enterprising India Investors’ Conference, Trident Hotel, BKC:

February 19, 2016

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one	Wellington Management
2.	One-on-one	Capital International
3.	One-on-one	Hermes Investment Management
4.	One-on-one	Oppenheimer
5.	One-on-one	Fidelity Worldwide
6.	Group	Exide Life
7.	Group	General Atlantic
8.	Group	Helios Asset Management
9.	Group	IDBI Asset Management
10.	Group	India First Life
11.	Group	Jupiter AMC
12.	Group	Locus India
13.	Group	Pathpioneer Management
14.	Group	Polar Capital
15.	Group	SBI MF
16.	Group	Axis MF
17.	Group	Bharti Axa Life
18.	Group	Blackrock
19.	Group	Daiwa AMC
20.	Group	Mirae AMC
21.	Group	PNB Metlife
22.	Group	Quantum AMC
23.	Group	Religare PMS
24.	Group	SBI Life
25.	Group	Temasek
26.	Group	Carrhae Capital
27.	Group	Geneva Advisors
28.	Group	Reliance AMC
29.	Group	Taurus MF
30.	Group	Quest Investment Advisors
31.	Group	Locus Investment Group

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 23, 2016	By:	/s/ Shanthi Venkatesan
			Name:	Shanthi Venkatesan

			Title:	Deputy General Manager